STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

February 25, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Patricia Williams

Re:	The China–U.S. Growth Fund (File Nos.: 811-21308, 333-103283)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The China–U.S. Growth Fund (the “Fund”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 7 under the Securities Act (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 6 under the Securities to the Registration Statement filed with the SEC on December 27, 2007 in order to add a new share class—Class C Shares—to the Fund, as well as to update the prospectus (the “Prospectus”) and statement of additional information (“SAI”) for the Fund.  Comments were provided by telephone to Nicole M. Runyan by Patricia Williams of the Staff on February 11, 2008.  For the convenience of the Staff, comments have been restated below in their entirety and the Fund’s response follows each comment.  References in the responses to the Prospectus or SAI are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Risk/Return Summary:  Investments, Risks & Performance

1.             Staff Comment:  Under the sub-heading “Investment Objective and Principal Strategy,” please consider removing the bullet point “The issuer is included in an index representative of the country” from the test to determine if an issuer is economically tied to a country.

Response:  The requested change has been made—the bullet point has been removed.

Principal Risks

2.             Staff Comment:  The third to last paragraph describes a possible risk of investing in the Fund as “non-diversification” risk.  Please consider revising this disclosure to refer to concentration risk, as the Fund is diversified.

Response:  The requested change has been made.

Performance

3.             Staff Comment:  Please update the Average Annual Total Return table to include the Fund’s returns for fiscal year 2007.

Response:  The requested change has been made.

Fees and Expenses

4.             Staff Comment:  Please revise the structure of the fees and expenses table to reflect the structure of the fee table in Item 3 of Form N-1A.

Response: The requested change has been made.  The fees and expenses table is now formatted to reflect the structure of the fee table in Item 3 of Form N-1A.

5.             Staff Comment:  The Staff notes that the Fund is permitted to invest in exchange-traded funds.  Pursuant to Item 3(f)(i) of Form N-1A, please consider whether it is appropriate for the Fund to include an additional line item entitled “Acquired Fund Fees and Expenses” in the Fund’s fees and expenses table.

Response:  As of the Fund’s most recent fiscal year end, the Fund did not have any of its assets invested in exchange-traded funds or in any other type of investment company.  If the Fund does, in the future, invest in other investment companies, it will add an additional line item to its fees and expenses table entitled “Acquired Fund Fees and Expenses” and disclose the fees and expenses incurred directly as a result of such investments, in accordance with Form N-1A   requirements.

Management and Organization:  Portfolio Managers

6.             Staff Comment:  Please clarify the roles of the Funds’ portfolio managers, including any limitations on their duties.  See Item 5(a)(2) of Form N-1A and the related instructions.

Response:  The disclosure concerning the roles and duties of the Fund’s portfolio managers has been revised to clarify their roles and, if any, limitations on their duties.  The table heading has been revised to reflect that each named portfolio manager is “primarily” responsible for the management of the Fund.  The Fund is not managed on a “team” or “committee” basis, and therefore the Fund does not believe that Instruction 2 to Item 5(a)(2) of Form N-1A is applicable guidance.

SAI

Investment Strategies and Policies:  Portfolio Transactions

7.             Staff Comment:  Please revise the disclosure to respond to Items 16(b)(1)-(2) of Form N-1A.  Please disclose the aggregate dollar amount of brokerage commissions paid by the Fund during its three most recent fiscal years to any affiliated broker.  In addition, for each identified broker, please state the percentage of the Fund’s aggregate brokerage commissions paid to that broker during the most recent fiscal year and the percentage of the Fund’s aggregate dollar amount of transactions involving commissions effected through the broker during the Fund’s most recent fiscal year.

Response:  The requested disclosure has been added.

GENERAL

8.             Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•              The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•              The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund is filed with this letter.

*              *              *              *              *

We hope the Staff finds this letter and the revisions in the Amendment responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

February 25, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Patricia Williams

Re:	The China–U.S. Growth Fund (File Nos.: 811-21308, 333-103283)
Registration Statement on Form N-1A

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•      the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE CHINA-U.S. GROWTH FUND

By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Secretary